Archer Daniels Midland Company 4666 Faries Parkway Decatur, IL 62526

May 7, 2013	FOIA Confidential Treatment of Limited Portions
Requested by Archer-Daniels-Midland Company,
pursuant to Rule 83 (17 C.F.R. §200.83)

Mr. Karl Hiller

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 27, 2012
Form 10-K for Transition Period Ended December 31, 2012
Filed February 28, 2013
File No. 1-00044

Dear Mr. Hiller:

This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated April 26, 2013. The Staff’s comments have been reproduced in italic in this letter and the response of the Company to each comment is set forth immediately following the comment.

Please note, pursuant to Rule 83 of the Commission’s Rules on Information and Requests 17 C.F.R. § 200.83 (“Rule 83”), the Company has requested confidential treatment for the information attached to this letter as Supplement A. Such Supplement A has been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. If you have any questions regarding the request, please contact John Stott via telephone at (217) 424-5334 or fax at (217) 451-4957.

Form 10-K for Transition Period Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Securities and Exchange Commission

May 7, 2013

1.	Please tell us and discuss in future filings the amount of cash held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested.

Response:

As of December 31, 2012, cash held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested was $0.4 billion. The Company has historically generated significant earnings and cash flows from its U.S. operations. In addition, at December 31, 2012, the Company’s U. S. credit lines totaled $6.0 billion, including $4.0 billion of unused and available credit lines. As a result, the Company does not require cash held by foreign subsidiaries to fund its U.S. operations. In its quarterly filing for the quarter ended March 31, 2013 and in future required filings, the Company will provide the following disclosure in its discussion of liquidity and capital resources regarding this matter.

As of xx, the Company had $x.x billion of cash held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested. Due to the Company’s historical ability to generate sufficient cash flows from its U.S. operations and unused and available U.S. credit capacity of $x.x billion, the Company has asserted that these funds are permanently reinvested outside the U.S.

Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Asset Abandonments and Write-Downs

2.	We noted that you evaluate long-lived assets for impairment whenever indicators of impairment exist, and that disclosure related to the 2012 transition period states that “weak domestic gasoline demand and unfavorable global ethanol trade flows resulted in continued excess industry capacity, keeping ethanol margins negative.” Please provide us an overview of your ethanol related assets and clarify for us whether you tested these assets for recoverability under FASB ASC 360-10-35-21 during the 2012 transition or prior periods. We noted that during the third quarter of fiscal 2012 you recorded facility and other related costs related to the closure of your ethanol facility in Walhalla, ND, but it is not clear whether you tested for recovery other ethanol related assets then or subsequently. If you determined it was not necessary to test other ethanol related assets for recoverability, please provide us an analysis of the factors you considered. Provide us the tests for recoverability, if performed. As part of your response, also provide us an overview of the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, as it related to your ethanol assets, under FASB ASC 360-10-35-23.

Securities and Exchange Commission

May 7, 2013

Response:

The Company operates 5 corn wet milling and 3 corn dry milling processing plants located in Illinois, Iowa, Nebraska, and Minnesota. The Company’s 5 wet mills are integrated facilities that produce both ethanol, ethanol by-products and other corn-based products. In the production process at the wet mills, ethanol and other corn-based products utilize common assets at the front-end of the production process. A comparatively small amount of additional assets are employed exclusively to produce ethanol. These ethanol specific assets along with an allocation of the common production assets are assigned to the ethanol product group.

The Company manages its ethanol production and sales activities centrally from its corporate headquarters in Decatur, Illinois rather than on a plant-by-plant basis. The Company utilizes a large transportation and distribution network of over 50 terminals to move product from the 8 production facilities to various customers in markets all across the country. Due to this structure, ADM measures the lowest level of identifiable cash flows at the ethanol product level under FASB ASC 360-10-35-23.

Per the Company’s accounting policy, long-lived assets are assessed each quarter to determine whether indicators of impairment exist per FASB ASC 360-10-35-21. The Company then evaluates for impairment whenever indicators of impairment exist.

In the quarter ended March 31, 2012, the Company assessed its ethanol-related assets for impairment indicators. In connection with this assessment, the Company considered, among other factors, whether any of the following conditions were present:

•	Significant decrease in the market value of ethanol-related long-lived assets;

•	Significant adverse change in the extent or manner in which the ethanol-related assets group were being used;

•	Significant adverse change in legal factors in the business climate that could affect the value of the ethanol-related assets;

•	Current expectation that more likely than not the ethanol-related assets will be sold or disposed of significantly before the end of their previously estimated useful life;

•	Current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection that demonstrates continued losses associated with the ethanol-related assets.

•	Significant decrease in projected future cash flows relative to cushion level in prior evaluations.

In the quarter ended March 31, 2012 the Company determined that none of the above mentioned impairment indicators were present for its ethanol-related assets.

In the quarter ended March 31, 2012, a decision was made to close the Wahalla, ND facility based on its poor geographic location relative to our customer base and small scale. Accordingly a charge was recognized related to the full cost to close that particular facility.

In the quarter ended December 31, 2012 the Company recognized impairment indicators were present, primarily caused by the market conditions discussed in the Company’s description of its results. As a result, the Company tested the ethanol-related assets for recoverability during this quarter. The Company’s December 31, 2012 future cash flow analysis is shown in the attached Supplement A (Rule 83 confidential treatment request made by the Company; request Number 1).

Securities and Exchange Commission

May 7, 2013

As you will see in the financial information and calculations in Supplement A, undiscounted expected future cash flows from the operations of these assets significantly exceeded book value and, therefore, the Company concluded that no impairment existed for ethanol-related assets in the quarter ended December 31, 2012.

As specifically requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me by telephone at (217) 424-5334 or by email at John.Stott@adm.com.

Sincerely,

/s/ John Stott
John Stott
Vice President & Controller